UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 23 August, 2013
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Sibanye Gold Limited
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye Gold” or “the Company”)

COOKE OPERATIONS CPRs AVAILABLE ON SIBANYE GOLD WEBSITE

Westonaria, 23 August 2013: Further to the announcement on 21
August 2013, regarding the proposed acquisition of Gold One
International Limited’s (“Gold One”) West Rand Operations (“the
Cooke Operations”), Sibanye Gold Limited (JSE: SGL & NYSE: SBGL)
wishes to advise shareholders that it has published the Cooke
Operations Competent Persons Reports (“CPR”) on its website
www.sibanyegold.co.za.

The CPRs, which contain important detail on the Cooke Operations and formed the basis of the valuation of the Cooke Operations for the proposed transaction, have been prepared by SRK (South
Africa) (Pty) Limited, an independent mining consultancy.

ENDS

Contact

James Wellsted
Head of Corporate Affairs
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za

Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: August 23, 2013
By:
/s/ Charl Keyter
Name:
Charl Keyter
Title:
Chief Financial Officer